Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander México, S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Registration Statement File No. 333-231581

ANA BOTIN’S SPEECH

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING, 23 JULY

Structure

1. Welcome

2. Transaction submitted for approval

3. Benefits of the transaction for the shareholders of Santander Mexico and of the Parent Company

4. Our View on Mexico

5. Positioning of Banco Santander Mexico

6. 2Q19 results

7. Conclusion and closing

1. Welcome

President of the Government of Cantabria, other distinguished guests.

Shareholders.

Good morning and thank you very much for joining us today in this General Meeting.

2. Transaction submitted for approval

As you may know, this extraordinary general shareholders’ meeting has been convened by the Bank’s board of directors with the purpose of submitting a capital increase for its approval.

This capital increase is considered in the context of the tender offer for acquiring the shares of Banco Santander Mexico held by minority shareholders who decide to accept this offer. Banco Santander Mexico minority shareholders currently represent 24.95% of its capital.

On 12 April, we announced this public tender offer, which offered shareholders of Santander Mexico a 14% premium over the closing price on the day prior to the announcement of the offer, and which would be paid in Santander shares, taking into account the dividends already paid by Banco Santander and Santander Mexico in May.

We believe the offer is attractive for the minority shareholders of Santander Mexico as it implies a 22% premium over the volume-weighted average price of the month preceding the announcement.

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The offer is voluntary, it is not subject to a minimum acceptance level and is subject to the approval of the Comisión Nacional Bancaria y de Valores de México and the United States Securities and Exchange Commission, and the conditions set out in the offering documents.

If all the Santander Mexico shares held by minority shareholders were tendered in the offer, Banco Santander shares would be issued for the equivalent of 3.5% of Banco Santander’s current share capital.

The Bank will request the admission to trading of the Santander shares in the main segment of the Mexican Stock Exchange.

3. Benefits of the transaction for the shareholders of Santander Mexico and Parent Company

As we stated when the offer was announced, this transaction is financially attractive for both Santander Mexico shareholders and Banco Santander shareholders.

For the minority shareholders of Santander Mexico it is attractive not only because of the premium, but also because the consideration is in Banco Santander shares.

This will enable those accepting the offer to continue to benefit from Group’s exposure to Mexico, as well as from the strength and geographic diversification of Banco Santander.

The deal is also very good for you, shareholders, as we accelerate the growth of our investment in Latin America and our future growth capacity.

The transaction is also expected to have a return on investment of approximately 14.5% in 2021, to be neutral in earnings per share (by 2020-2021), and to positively contribute to the Group’s CET1 ratio.

This transaction does not involve any change in Santander Mexico from a business, strategic, or governance structure point of view. Our strategy has always been based on subsidiaries that are autonomous in terms of liquidity and solvency and will continue to be this way.

The transaction is long-term and we think that, at current multiples, it is an attractive opportunity for the Group.

4. Our view on Mexico

As we announced at the last Investor Day in London, we want to continue growing and investing in Latin America, which is a market with high profitable growth.

Mexico is one of the most important countries in the region: Second in terms of population (with 126 million inhabitants, only behind Brazil) and one of the first four in terms of GDP per capita.

We believe that the Mexican economy is attractive and it is one of the economies with the largest potential in Latin America. It offers higher average profitability than other geographies and it has a financial sector with strong potential, due to low bank penetration in the country.

For example, the credit penetration rate is 30%, compared with 47% in Brazil. Loans to individuals account for only 8% of GDP, compared with 24% in Brazil, with double-digit growth in volumes (both loans and deposits).

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In this context, Santander Mexico is a clear leader: It is the third-largest bank in terms of lending and customer deposits and the second-largest bank in terms of lending to companies.

Mexico is well perceived by investors, as evidenced by the amount of foreign investment it receives, making it the second-largest recipient of direct-foreign investment in Latin America, with investment flows of USD 30 billion on average per year over the past 10 years. In 2018, the foreign direct investment received by Mexico amounted to USD 36 billion, 3% of GDP.

We believe in Mexico, its economy and its financial sector, and we think this is an appropriate time to continue to invest in Mexico and in our Mexican subsidiary.

5. Positioning of Banco Santander Mexico

Banco Santander’s history in Mexico dates back to 1954, when it opened its first representative office in Mexico City. At the end of the 20th century, its exposure to the region and the country started to accelerate.

After the signing of the North America Free Trade Agreement, Santander responded with the acquisition of two major banks: Banco Mexicano in 1997 and Grupo Financiero Serfin in 2000.

With the acquisition of Serfin, Banco Santander placed itself at the forefront of the Mexican financial system, which was already one of the region’s fastest-growing banks.

Santander Mexico is one of the country’s leading financial institutions, with 14% market share, 14% in deposits, 13% in lending and 14% in lending to companies.

In the last three years, lending has grown at a cumulative rate of 6% per year.

Santander Mexico’s profitability is now 20% vs 15% in 2016, and we expect it to remain at these levels in the medium term, with a 19-21% target announced at the 2019 Investor Day.

We have rolled out a three-year investment plan, which ends in 2019, through which we have invested more than 15,000 million pesos to improve our franchise’s commercial capabilities, and which evidences our confidence in the country.

In these last years we have carried out a huge technological and digital development, transforming our branch network and launching products and applications to meet the needs of all segments.

We have also invested in our teams, in Academia Santander, in building a more diverse team. The engagement of our people has improved to 86%, one of the best of the Group.

This has led to an increase in the number of loyal and digital customers, and the volume of transactions.

Our medium-term target for loyal customers in Mexico is for 33% of our active customers, compared with the 20% we had in 2015.

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We firmly believe in our subsidiary, Santander Mexico, and in the potential of the country, and the transaction is consistent with our announced strategy.

6. 2Q19 results

Although this is not the object of this general meeting, I would like to refer to the results for the first half of the year that we just made public.

As we announced in April, we have simplified our organisational structure for the Group around three major geographic segments: Europe, North America and South America. We are sure that this will help us accelerate the execution of our strategy and improve the Group’s management.

To present the financial information in accordance with this new structure, we will report quarterly results from now on around these three new areas. This will not affect the Group’s figures in any manner.

We are also taking a further step forward in our digital transformation and we have created Santander Global Platform, which aligns our reporting structure with our organisation and strategy.

Our goal is to extend the benefits of the talent and scale of the Group to the payment and digital businesses with higher growth, building platforms only once for all of our banks which allow us to offer the best digital services aimed at retail customers, merchants, and SMEs.

Making our Santander Global Platform results public we further increase the transparency of our digital investments and accelerate the execution of our initiatives.

Our Q2 results released this morning are already in line with this plan and they evidence, again, the advantages that our strategy, diversification and business model with a focus on retail and commercial banking provide to us.

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The ordinary attributable profit of the bank in the second quarter has been EUR 2,097 million, 8% above the first quarter of this year (+16% excluding our annual contribution to the European Resolution Fund, which has been charged this quarter). This result has been the best quarter of the last 8 years.

-	If we consider the non-recurrent charges for an amount of 706 million euros, the attributed profit for the second quarter has been 1,391 million euros.

These non-recurrent charges are mainly related to the integration of Banco Popular and will enable us to continue to improve the profitability of our business in Spain, which in 2018 was at 10%, and in the medium term we expect for it to reach 14-16%.

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As regards the first half of the year itself, the Group’s underlying profit has been 4,045 million euros, supported by higher customer revenues, better cost control and an improvement in the cost of credit.

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We have continued to generate capital. At the end of the second quarter of the year, our CET 1 ratio stood at 11.30%, after absorbing -36 basis points from regulatory impacts in the first half of the year.

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Our strategy remains focused on the transformation of our commercial model, with a focus on increasing customer loyalty and increasing our digital customers. In the second quarter of the year, both performed positively and continued to grow at double-digit rates year-on-year.

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Our commercial activity increases in most of our markets. Both Group customer loans and funds rose in the quarter and year. In year-on-year terms, loans were up 4% and customer funds were up 6%, both in constant euros.

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We remain one of the most profitable and efficient banks amongst our peers. For the Santander Group as a whole, our return measured as ordinary profit on tangible equity has been 11.7% in the first half of the year. We will continue to work to improve this figure and meet our medium-term target of 13-15% in ordinary terms. Our cost-to-income ratio is 47.4%.

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Thanks to these good dynamics, we continue to create value for our more than 4 million shareholders. At the end of June, our net book value per share stood at €4.30 per share, 5% higher than last year.

The Group continues generating solid returns, with especially positive evolution in the North America region. Profitability in the first half grew 128 basis points year on year, up to 9.5%. Likewise, our US bank grew profitability by 127 basis points.

In the second quarter, our Bank in Mexico performed positively, in terms of number of customers, activity, results and profitability.

First half profit increased 12% mainly due to net interest income, fees and loan-loss provisions. This offsets the increase in costs resulting from the investments we are making to improve our multi-channel distribution model in the country. This growth implies a 20% ROTE in the first half of the year.

7. Conclusion and closing

While the context remains challenging, especially in Europe, I have great confidence in our team to deliver our strategy - as we are showing with the integration of Banco Popular in Spain and Portugal, and as reflected in the good second quarter results that we are presenting today - the best quarterly underlying performance in recent years.

Our starting point is very solid as we are among the leading banks in both profitability and efficiency. Our plans for digital transformation will leverage our core strengths over our competitors - our scale, our diversification and our predictable returns – while maintaining our focus on growing earnings and tangible net asset value per share.

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The transaction we are presenting today allows us to further strengthen these competitive advantages.

We are investing in global business platforms that allow us to take advantage of synergies, offer better products and services and be more profitable. This will benefit retail customers, SMEs and companies in all our markets, and very significantly in Mexico, where we have a best-in-class team. We will continue to grow our business in Mexico, while supporting the expansion of the Mexican economy.

I know Mexico and the potential it has very well, and I know that together with the US (what we call the North America region), it is going to be one of the fastest growing regions in the Group and will continue to contribute to Santander’s success in the future.

A success that will enable us to continue to reward the loyalty of our people, customers, the communities in which we operate and, of course, our shareholders, whom I want to thank for their continued trust in our Board and our team.

Thank you very much.

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IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In relation to the public offer of acquisition and reciprocal subscription to be carried our in Mexico by Banco Santander S.A. (“Santander”), with respect to the shares of its Mexican subsidiary, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiera Santander México; Santander is in the process of authorizing such offer and its related documentation before the Comisión Nacional Bancaria y de Valores de México. In connection with the above, and in order to have more information in connection with the above, one should consult the preliminary documentation that has been submitted as of this date, as well as, in due course, the final documentation. The documentation that has been made public in Mexico in connection with the public offer of acquisition and reciprocal subscription, according to this paragraph, will be available at the following addresses: www.bmx.com.mx and www.gob.mx/cnbv.

In connection with the exchange offer in the United States, Santander has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that contains a preliminary offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE EXCHANGE OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor the information contained therein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Furthermore, certain information presented here comes from sources prepared by third parties. While such information has been considered reliable for the present purposes, we do not make any declaration, guarantee or assume any express or implicit obligation regarding the sufficiency, precision, or reliability of such information, or of the projections and affirmations contained therein.

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Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this document should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the Santander 2019 2Q Financial Report, published as a Relevant Fact on 23 July 2019, as well as the 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2019. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast.

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